FORM OF LETTER TO
STOCKHOLDERS WHO HAVE
REQUESTED INFORMATION

THE SINGAPORE FUND, INC.
C/O DAIWA SECURITIES TRUST COMPANY
ONE EVERTRUST PLAZA, 9TH FLOOR
JERSEY CITY, NEW JERSEY 07302-3051

Dear Stockholder:

As you requested, we are enclosing a copy of the Offer to Repurchase of The Singapore Fund, Inc. ("Fund"), a Maryland corporation registered under the Investment Company Act of 1940, as amended, as a closed-end, non-diversified management investment company. The Offer to Repurchase describes the tender offer being extended by the Fund, which permits Stockholders to request the purchase of up to 25% of its issued and outstanding common stock, par value $0.01 per share ("Shares"), in exchange for a pro-rata portion of each of the securities (other than (i) securities that, if distributed, would be required to be registered under the Securities Act of 1933, as amended (the "1933 Act"), (ii) securities issued by entities in countries that restrict or prohibit the holdings of securities by non-residents other than through qualified investment vehicles, or whose distribution would otherwise be contrary to applicable local rules and regulations, and (iii) certain portfolio assets, such as derivative instruments or repurchase agreements, that involve the assumption of contractual obligations, require special trading facilities, or can only be traded with the counterparty to the asset) held in the Fund's investment portfolio (the "Portfolio Securities"), subject to adjustment for fractional shares and Odd Lots (as defined below) of Portfolio Securities, and cash held in the Fund's investment portfolio at the close of business on the Expiration Date (as defined below). The consideration to be paid for each Share of the Fund tendered and accepted by the Fund for repurchase will be equal to 99% of the net asset value per Share in U.S. dollars as of the close of regular trading on the New York Stock Exchange on the business day immediately following the day the offer expires, subject to the terms and conditions set forth in the Offer to Repurchase dated February 14, 2012 and the related Letter of Transmittal (which together constitute the "Offer"). THE OFFER EXPIRES AT 11:59 P.M., NEW YORK CITY TIME ON MARCH 14, 2012, UNLESS EXTENDED ("EXPIRATION DATE").

As described in the Offer to Repurchase, the Fund will pay cash with respect to each Portfolio Security as to which a stockholder would receive a distribution of fewer than 1,000 shares (an "Odd Lot") of that Portfolio Security. Due to the large size of the conventional minimum trading threshold in Singapore, the Fund expects that all participating stockholders will receive at least some cash with respect to each Portfolio Security allocated in the Offer. The Fund expects that any stockholder that tenders fewer than 2,500 Shares (each, a "Small Tenderer") would be allocated fewer than 1,000 shares with respect to each of the Portfolio Securities. Accordingly, Small Tenderers will not receive Portfolio Securities and will receive solely cash in exchange for their Shares in the Offer.

If, after reviewing the information set forth in the Offer Documents, you wish to tender your Shares for purchase by the Fund, please contact your broker, dealer or other nominee to tender your Shares for purchase for you or, if you are the record owner of the Shares, you may follow the instructions contained in the Offer Documents to tender your Shares for purchase. If the number of Shares tendered for purchase exceeds the number of Shares which the Fund is offering to purchase, the Fund will purchase tendered Shares on a pro-rata basis. Unless you are a Small Tenderer, you may receive Portfolio Securities and you must make arrangements to establish securities accounts directly or with a Singaporean securities broker or a depository agent or a custodial account with a Singaporean bank capable of receiving and holding the Portfolio Securities ("Singapore Account"). You may also consider contacting a broker, dealer, commercial bank, trust company or other nominee and depositing your shares in an account with it and seeking its assistance in participating in the Offer. Please be advised that certain brokers, dealers or other parties may require instructions and information regarding the Singapore Account that are in addition to what is currently required by the Fund pursuant to the Offer, in order for such firms to facilitate the stockholder's participation in the Offer. Certain Singaporean securities brokers, custodians or depository agents, at which a participating stockholder establishes a Singapore Account, may choose not to accept tender offer proceeds on behalf of participating stockholder clients or may delay acceptance of proceeds until the additional instructions and confirmations are received from their participating stockholder clients. Accordingly, if you wish to participate in the Offer you may wish to consult a broker, dealer, commercial bank, trust company or other nominee well in advance of the Expiration Date to ensure compliance with any additional informational requirements imposed by such firms.

The Offer is not being made to (nor will purchase requests be accepted from or on behalf of) Stockholders residing in any jurisdiction in which the making of the Offer or its acceptance would not be in compliance with the laws of such jurisdiction. The manner of payment of proceeds may be adjusted to accommodate restrictions in certain jurisdictions. To the extent that the securities laws of any jurisdiction would require the Offer to be made by a licensed broker or dealer, the Offer shall be deemed to be made on the Fund's behalf by one or more registered brokers or dealers licensed under the laws of such jurisdiction.

All stockholders are also advised that the following representations are required of participants:

(1) if your tender of Shares and/or receipt of any Portfolio Securities has been executed through a broker-dealer, that broker-dealer (i) is licensed in the jurisdiction in which you reside and (ii) did not exercise trading authority or control over your decision to participate in this Offer (i.e., you instructed your broker to submit your Shares);

(2) none of the Fund, its board of directors (the "Board") its investment manager, nor any issuer of Portfolio Securities has made any recommendations regarding your participation in the Offer and none has recommended your receipt of Portfolio Securities in exchange for Shares, either directly or in a manner that would bring their recommendations to your attention; and

(3) the Fund has not, in connection with this Offer, volunteered information to you concerning the issuers of Portfolio Securities.

THESE DOCUMENTS ARE ISSUED BY THE FUND AND TO THE EXTENT THAT THEY ARE DEEMED TO CONSTITUTE A FINANCIAL PROMOTION CAPABLE OF HAVING EFFECT IN THE UNITED KINGDOM THEY HAVE BEEN APPROVED BY ABERDEEN ASSET MANAGERS LIMITED, AN AFFILIATE OF THE FUND'S INVESTMENT MANAGER, FOR THE PURPOSE OF THE FINANCIAL SERVICES AND MARKETS ACT 2000 OF THE UNITED KINGDOM. ABERDEEN ASSET MANAGERS LIMITED IS AUTHORIZED AND REGULATED BY THE FINANCIAL SERVICES AUTHORITY (FRN: 121891) AND IS REGISTERED IN SCOTLAND IN THE UNITED KINGDOM, NO. 108419 AND ITS REGISTERED OFFICE IS AT 10 QUEENS TERRACE, ABERDEEN, SCOTLAND AB10 1YG.

You may be charged a fee by a broker, dealer or other institution for submitting the documentation necessary to participate in the Offer. It should also be noted that participation in the Offer will generally be a taxable transaction. Additionally, unless you are a Small Tenderer, you may be charged a fee by your broker, dealer or other institution for establishing the Singapore Account.

Neither the Fund nor the Board is making any recommendation to you or any holder of Shares as to whether to participate in the Offer. You are urged to consult with your broker, financial adviser or tax adviser before deciding whether to participate in the Offer. The Fund has been advised that no director or officer of the Fund intends to participate in the Offer.

The Fund's net asset value on February 7, 2012 was $13.87 per Share. The net asset value can be expected to vary with changes in the value of the investments held by the Fund. On the Expiration Date, the net asset value may be higher or lower than it was on February 7, 2012. The Fund's web site (www.aberdeensgf.com) publishes the daily net asset value of the Fund.

During the pendency of the Offer, you may obtain current net asset value quotations for the Fund by calling The Altman Group, the Information Agent, at 800-591-8254 (toll free) or 212-400-2605 (collect call) between the hours of 9:00 a.m. and 5:00 p.m., New York City time, Monday-Friday (except holidays). Requests for additional copies of the Offer Documents and any other relevant documents may also be directed to the Information Agent.

The Fund anticipates publishing the Fund's schedule of investments via press release and on the Fund's web site on or about the Expiration Date. The Portfolio Securities will be a pro-rata portion of the Fund's schedule of investments, subject to certain adjustments.

Should you have any other questions on the enclosed material, please do not hesitate to contact your broker, dealer or other nominee, or call the Information Agent at the number set forth immediately above.

Yours truly,

THE SINGAPORE FUND, INC.

February 14, 2012